Exhibit 99.1

Vermilion Energy Inc. Announces Dividend Increase, France Acquisition, Production and Capital Guidance, Initiation of NYSE Secondary Listing and Appointment to Board of Directors

CALGARY, Nov. 14, 2012 /CNW/ - Vermilion Energy Inc. ("Vermilion", the "Company", "We" or "Our") (VET - TSX) is pleased to announce that our Board of Directors has approved a 5.3% increase in the monthly cash dividend to $0.20 CDN per share from the current level of $0.19 CDN per share.  The increase is expected to become effective for the January 2013 dividend payable on February 15, 2013(1). This marks our third increase since initiating a dividend ten years ago. Vermilion has never reduced its dividend.

Vermilion's operations continue to perform strongly, generating organic production growth in a capital-efficient manner. Assuming commodity prices remain near current levels for the remainder of this year, the Company anticipates that it will fully fund its net dividends(2) and development capital expenditures (excluding capital investment for its Corrib asset) with fund flows from operations(2) during 2012. With the increasing certainty for Corrib development timing, and the strength of anticipated fund flows from operations both prior to and following Corrib first gas, we are confident we can achieve our future growth objectives and continue to provide a reliable and growing dividend stream to investors. We believe the Company's balance sheet is capable of funding Corrib development through to first gas while remaining within acceptable net debt-to-fund flows from operations(2) ratio limits, leaving Vermilion well positioned to execute its capital-efficient growth-and-income model.

FRANCE ACQUISITION

Vermilion has entered into a definitive agreement with ZaZa Energy Corporation ("ZaZa") whereby Vermilion, through certain of its wholly owned subsidiaries, will acquire 100% of the shares of ZaZa Energy France S.A.S ("ZEF") (the "Acquisition") for approximately US$86 million, subject to customary closing adjustments, including working capital. ZEF's operating interests cover approximately 24,300 acres and 100% working interests in the Saint Firmin, Chateaurenard, Courtenay, Chuelles, and Charmottes fields in the Paris Basin.  Current production is approximately 850 bbl/d of light Brent-based crude oil (approximately 27˚API). Proved plus probable developed producing reserves(3) at December 31, 2012, as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ"), were estimated to be approximately 6.3 million boe with a reserve life index of over 20 years, reflecting the low decline rates of the acquired assets. The Acquisition is subject to customary conditions and receipt of all necessary regulatory approvals.

Acquisition metrics of approximately US$101,000 per boe/d and US$13.65 per boe of proved plus probable developed producing reserves continue to reflect the high netback, long-life nature of the acquired assets.  The Acquisition will be financed with existing bank debt capacity. Following closing of the Acquisition, Vermilion will continue to maintain considerable financial flexibility, with approximately $500 million of remaining borrowing capacity and a net debt-to-fund flows from operations ratio of approximately 1.2 times, which remains well below our peer group average.

The acquired assets offer a strong fit with our current French operations, and the transaction is well aligned with our strategic objective to consolidate assets within our core operating areas. The Acquisition further strengthens Vermilion's position as the leading oil producer in France and increases Vermilion's Brent-based weighting to approximately 45% of consolidated production.

PRODUCTION AND CAPITAL GUIDANCE

Capital guidance for 2012 has been revised due to delays in the arrival of our Australian drilling rig. We now anticipate that the drilling rig will arrive at Wandoo in the first quarter of 2013.  In response to this delay, Vermilion has adjusted its remaining 2012 capital program to shift investment to Canada and the Netherlands to advance certain drilling and tie-in projects. In addition, we are taking advantage of the delay to accelerate planned marine maintenance activities in Australia.  As a result of these adjustments, the Company now projects that capital spending for 2012 will total approximately $450 million, a $15 million decrease from previous guidance. Production guidance remains unchanged, with 2012 average daily production expected to be in the upper end of our previous guidance range of 37,000 to 38,000 boe/d. This represents anticipated production growth of approximately 7% from 2011 levels, and a re-investment ratio (excluding capital investment for Corrib) of approximately 70% of fund flows from operations.

For 2013, Vermilion's Board of Directors has approved an initial base capital program of approximately $475 million for our existing assets plus an estimated $10 million of development expenditures related to the Acquisition. The capital program will target high-margin projects, focusing on oil and high-netback European gas development, including approximately $85 million for ongoing development at Corrib. The 2013 development capital program, excluding Corrib and the Acquisition, is designed to deliver approximately 4% organic production growth at an anticipated re-investment ratio of approximately 70% of fund flows from operations.  The increase in planned development capital expenditures for 2013 as compared to 2012 is primarily due to the deferral of Australian drilling costs into 2013.  The shift of Australian drilling costs will decrease 2013 cash taxes as development expenditures are deductible in the calculation of Petroleum Resource Rent Tax in Australia. Including the Acquisition, our production guidance range for 2013 is 39,000 to 40,500 boe/d, with the mid-point of the range representing 6% production growth over 2012. The anticipated breakdown of 2012 and 2013 capital expenditures (by country and category of activity) is provided below.

Total Capital Expenditures

Country	2012 Estimate ($mm)	2013 Budget ($mm)
Canada	$275	$230
France	45	65
Netherlands	20	30
Australia	45	65
	$385	$390
Ireland	65	85
Base Development Capital	$450	$475
ZaZa Assets		10
Total Development Capital	$450	$485

Acquisition of assets in France (excluding w/c adjustments)*	106	86
Corrib Payment (US$135 million)	134	--
Total Capital Expenditures	$690	$571

*January 2012 acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France (cash to close, excluding working capital acquired); ZaZa acquisition purchase price as of the effective date (excludes working capital and other adjustments).

Total Development Capital by Category

Category	2012 Estimate ($mm)	2013 Budget ($mm)
Drilling, completion, workovers and recompletions	$240	$255
Production equipment, facilities, new well equipment and tie-in (including Ireland)	135	190
Seismic, studies, land and other	75	30
Base Development Capital	$450	$475

Anticipated Canadian development expenditures of $230 million reflect an estimated 60 gross (48 net) well Cardium and liquids-rich natural gas drilling program, representing approximately 85% of planned Canadian development expenditures. Remaining Canadian expenditures will be directed to facilities and appraisal of our Duvernay land base.

Base development capital expenditures in France are estimated at approximately $65 million, including an active workover program throughout our French asset base and a four-well infill drilling program in the Champotran field. Other expenditures are for production optimization activities, facilities construction and land-related expenditures.  Vermilion anticipates additional expenditures of approximately $10 million on the properties associated with the Acquisition.

In the Netherlands, Vermilion anticipates capital spending of approximately $30 million.  The 2013 capital activities will include a three-well drilling program comprised of two exploration wells and one development well, tie-in of the Vinkega-2 and Langezwaag-1 wells, a debottlenecking project at Gorredijk and ongoing lease and facility construction.

Development capital expenditures for Australia are projected to be approximately $65 million in 2013.  Remaining expenditures related to the 2012 drilling program have been pushed into 2013 due to delay of drilling rig arrival. As previously mentioned, Vermilion is planning to accelerate certain marine maintenance activities into 2012, partially offsetting the impact of the rig delay. At present, we are planning a two-well sidetrack program once the rig arrives. Other expenditures in Australia are primarily related to platform maintenance activities and planning for future drilling programs.

Including the Acquisition, Vermilion's capital program for 2013 is anticipated to deliver production growth of approximately 6%, resulting in average daily 2013 production between 39,000 to 40,500 boe/d. We project that our product mix will be approximately two-thirds weighted to oil and natural gas liquids, with the remainder split roughly equally between Canadian natural gas and high-netback European natural gas (which has received an average price greater than US$9.50 per mcf thus far in 2012).

BOARD OF DIRECTORS APPOINTMENT

Vermilion is pleased to announce that Mr. Loren Leiker has agreed to join Vermilion's Board of Directors and chair Vermilion's newly established New Growth Committee, through which he will provide guidance regarding Vermilion's global resource development initiatives.

Mr. Leiker most recently served as Senior Executive Vice President of Exploration for EOG Resources Inc. ("EOG") from 2007 until his retirement in 2011, and was a key member of the executive team that developed corporate strategy and competitively placed EOG as one of the largest independent oil and natural gas companies in the United States. Mr. Leiker was instrumental in establishing EOG as a first mover in horizontal oil and liquids-rich natural gas resource plays, helping to position EOG as a leader in global tight resource development.

Prior to that appointment, Mr. Leiker held a variety of executive positions within EOG and its predecessor, Enron Oil and Gas Company.  Throughout his career, Mr. Leiker has held a variety of global technical and managerial roles, and has overseen both conventional and unconventional exploration and development activities in the United States, Canada, the United Kingdom, Southeast Asia, South America, Trinidad, India, and North Africa.

We are excited to have someone with Mr. Leiker's proven track record in oil and liquids-rich resource plays join our Board of Directors. His expertise will be invaluable in guiding Vermilion through its next phase of growth.

LISTING ON NYSE

Vermilion further wishes to announce that it has initiated the process with the NYSE Euronext for a secondary listing of the Company's common shares on the NYSE Euronext's New York Stock Exchange ("NYSE").  Listing will be subject to fulfilling all of the listing requirements of the NYSE. Pending receipt of all applicable exchange and regulatory approvals, the Company expects its common shares will be listed on the NYSE during the first quarter of 2013 under the ticker symbol "VET". As an international oil and gas producer, we believe that a secondary listing on the NYSE may prove valuable in broadening our shareholder base beyond Canada and improving liquidity in our equity.

ABOUT VERMILION

Vermilion is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, the broader European region and Australia.  Vermilion is targeting annual growth in production primarily through the exploitation of conventional resource plays in Western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  In addition, Vermilion's Board of Directors has approved a 5.3% increase in the monthly cash dividend to $0.20 CDN per share from the current level of $0.19 CDN per share.  The increase is expected to become effective for the January 2013 dividend payable on February 15, 2013(1). This marks our third increase since initiating a dividend ten years ago. Vermilion has never reduced its dividend. Vermilion believes it is well positioned to continue to provide shareholders with steady growth and stable and growing dividends.  Management and directors of Vermilion hold approximately 8% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders.  Vermilion trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF. Vermilion has initiated the process with the NYSE Euronext for a secondary listing of the Company's common shares on the NYSE Euronext's New York Stock Exchange ("NYSE"). Listing will be subject to fulfilling all of the listing requirements of the NYSE. Pending receipt of all applicable exchange and regulatory approvals, the Company expects its common shares will be listed on the NYSE during the first quarter of 2013 under the ticker symbol "VET".

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

(1) In accordance with applicable corporate law requirements (including solvency tests), formal declaration and payment of the January 2013 dividend remains subject to final Board of Director approval prior to its declaration on or about January 15, 2013.

(2) Net dividends, fund flows from operations, net debt and netbacks are non-GAAP (as defined herein) measures that do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities. "Net dividends" are dividends declared less proceeds received by Vermilion for the issuance of shares pursuant to the dividend reinvestment plan, both as presented in Vermilion's consolidated statements of changes in shareholders' equity. Dividends both before and after the dividend reinvestment plan are reviewed by management and are also assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion which is being used to fund dividends. Dividends declared is the most directly comparable GAAP measure to net dividends. "Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled. Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments. Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital. "Net debt" is the sum of long-term debt and working capital as presented in Vermilion's consolidated balance sheets. Net debt is used by management to analyze the financial position and leverage of Vermilion. The most directly comparable GAAP measure is long-term debt. "Netbacks" are per boe and per mcf measures used in operational and capital allocation decisions. Estimated after-tax cash flow netbacks are calculated as cash flow from operating activities (determined in accordance with GAAP) expressed on a per boe basis.

(3) Estimated proved plus probable developed producing reserves attributable to the Acquisition as evaluated by GLJ Petroleum Consultants Ltd. ("GLJ") in a report dated November 13, 2012 with an effective date of December 31, 2012.

DISCLAIMER

Certain statements included in this press release may constitute forward-looking statements or financial outlooks under applicable securities legislation.  Such forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this press release may include, but are not limited to:

•	the effective date of the dividend increase;
•	anticipated source of funding for 2012 net dividends and development capital expenditures;
•	our ability to fund future growth objectives and dividends;
•	anticipated source of funding Corrib development through to first gas and related balance sheet strength;
•	anticipated completion of the Acquisition, including the timing, costs and benefits thereof;
•	anticipated 2013 production from the fields to be acquired in the Acquisition;
•	estimated reserves attributable to the fields to be acquired in the Acquisition;
•	anticipated financial position following completion of the Acquisition;
•	anticipated 2012 actual and 2013 capital budgets, capital expenditures and related development plans (including the anticipated allocation among countries and categories);
•	anticipated 2012 average daily production, production growth and re-investment ratio;
•	anticipated 2013 average daily production, production mix, production growth and re-investment ratio;
•	anticipate crude oil and European gas growth;
•	anticipated relative performance of operating and after-tax cash flow netbacks in 2013; and
•	listing on the NYSE, including receipt of necessary approvals and timing for completion thereof and anticipated benefits related thereto.

In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	satisfaction of all conditions and closing of the proposed Acquisition;
•	satisfaction of all conditions to listing on the NYSE;
•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its capital activities;
•	the ability of Vermilion to market oil and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	currency, exchange and interest rates;
•	future oil and natural gas prices; and
•	Management's expectations relating to the timing and results of development activities.

Although Vermilion believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct. Financial outlooks are provided for the purpose of understanding Vermilion's financial strength and business objectives and the information may not be appropriate for other purposes. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;
•	risks and uncertainties involving geology of oil and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	potential delays or changes in plans with respect to proposed acquisitions (including the Acquisition), exploration or development projects or capital expenditures;
•	potential delays relating to or failure to obtain a secondary listing of the Company's common shares on the NYSE;
•	Vermilion's ability to enter into or renew leases;
•	fluctuations in oil and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through development and exploration activities;
•	general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

Reference is made to the Company's annual information form for the year ended December 31, 2011 dated March 12, 2012 for a description of other risks that could affect the Company's results and cause results to differ from those expressed in the Company's forward looking statements and information.

The forward-looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

 SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO; Anthony Marino, Executive VP & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director - Investor Relations
TEL (403) 269-4884   |   IR TOLL FREE 1-866-895-8101   |   investor_relations@vermilionenergy.com   |   www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 07:00e 14-NOV-12